Exhibit 99.1

May 17th, 2018

The Board of Directors

Marin Software Incorporated

123 Mission St, 27th Floor

San Francisco, CA 94105

Dear Members of the Board:

I am writing to you on behalf of KCP II LLC and myself which collectively own common stock representing 5.1% of the outstanding stock of Marin Software, making us one of your largest investors.

Since the return of the founder as CEO in August of 2016 we have watched the company repeatedly fail to meet goals for a return to growth and have waited for the board to provide any accountability. Specifically, quarterly revenue has fallen 42% from 24 million in Q3 of 2016 to a projected 14 million in Q2 of 2018. Cash balances have fallen 36% from $36.4 million at the end of Q3 2016 to $23.3 million at the end of Q1 2018. The stock has fallen 68% from $18 to $5.70. Further, the promised inflection point for growth has continually been missed and moved forward.

Summary of conference call statements of return to growth

CC Date	Prediction	Actual Y/Y Growth
5/9/17	Q4 of 2017	-23%
11/9/17	Q2 of 2018	-25% (high end of guidance)
2/24/17	Q3 of 2018	?
5/10/18	“coming quarters”	?

Given what we believe is the complete failure of the CEO to even remotely meet his own predictions, we have awaited action by the board. Inexplicably, the action the board has recently taken is to reward the management team with stock options, RSUs, and golden parachute agreements. These are assets of shareholders being given to a failed management team by an outside board that has never invested in the stock.

We believe the best course of action is to sell the company. The company’s largest holder, ESW Capital, has acquired over 60 software companies. Their ownership would seem to be a natural starting point for an open and competitive sales process.

Alternatively, if the board does not wish to pursue a sales process, we believe the board would best serve shareholders by voluntarily reconstituting the board with representatives of outside shareholders. Four outside shareholders own 45% of the company and have zero board representation.

The one course of action completely unacceptable is to stay the course. We believe the existing management team and board will destroy remaining shareholder value through continued destruction of the balance sheet and top line revenue.

Best Regards,

Bob Ashton

Kinetic Catalyst Partners LLC

Portfolio Manager